KRUEGER LLP

Los Angeles
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858 729 9997
858 729 9995 fax

blair@thekruegergroup.com

BUSINESS LAWYERS LICENSED IN

CALIFORNIA, TEXAS AND WASHINGTON

April 9, 2015

VIA FEDERAL EXPRESS AND E-MAIL

Ms. Pamela Long
Assistant Director
Mr. Craig Slivka
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

> Re: *Remove-By-You, Inc.: Response to Comment Letter Dated March 10, 2015 Regarding Amendment No. 1*
>   *to Registration Statement on Form S-1 Filed February 25, 2015*
>   **(SEC File Number 333-201607)**

Dear Ms. Long and Mr. Slivka:

We write on behalf of our client, Remove-By-You, Inc., a Nevada corporation (the "Company"), in connection with the above-referenced matter. The Company requested us, as its legal counsel, to respond to your March 10, 2015 letter (received by United States Postal Service on March 18, 2015) written on behalf of the United States Securities and Exchange Commission (the "Commission"). Based on your comments and current business status of the Company, the Company has concurrently filed herewith Amendment No. 2 to the Registration Statement on Form S-1 (the "Amendment"). The Company apologizes for delay in filing the Amendment as the Company was waiting on the interim financial statements to be reviewed and released by the Company's PCAOB registered accounting firm, PLS CPAs, a professional corporation.

The Company's sequential response to the comments of the Commission are set forth below:

Comment

> *General.*
>
> *1.   We note your response to comment one of our letter dated February 12, 2015 stating that you are not a blank check company; however we continue to believe that your proposed business and the fact that 69% of the proceeds will be applied to offering costs makes this offering commensurate in scope with the uncertainty ordinarily associated with a blank check company and that this offering should comply with Rule 419 of Regulation C under the Securities Act. Please either revise the registration statement to comply with Rule 419, or alternatively, provide us with an enhanced legal analysis explaining why you believe your company is not a blank check company and state on the cover page that you are not a blank check company.*

We respectfully submit that the Company is not a "shell company" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, nor a "blank check" company as designated under Rule 419 of Regulation C; instead, the Company is a "start-up" company which the Commission explicitly differentiates in Footnote 172 to SEC Release No. 33-8869 from "shell" companies covered under Rule 144(i)(1)(i) (the "Rule").

In adopting the definition of a shell company in SEC Release No. 33-8587 (the "Release"), the Commission stated that it intentionally did not define the term "nominal" and it did not set a quantitative threshold of what constitutes a shell company.

KRUEGER LLP

Ms. Pamela Long
Mr. Craig Slivka
United States Securities and Exchange Commission
April 9, 2015
Page 2

In the Release, the SEC states:

We are not defining the term "nominal," as we believe that this term embodies the principle that we seek to apply and is not inappropriately vague or ambiguous. We have considered the comment that a quantitative threshold would improve the definition of a shell company; however, we believe that quantitative thresholds would, in this context, present a serious potential problem, as they would be more easily circumvented. We believe further specification of the meaning of "nominal" in the definition of a "shell company" is unnecessary and would make circumventing the intent of our regulations and the fraudulent misuse of shell companies easier.

As such, under the Rule, the threshold of what is "nominal" is, to a large degree, subjective and based upon the facts and circumstances of each individual case.

As disclosed in its registration statement on Form S-1, the Company is actively in-process of implementing and deployment of its business plan. As disclosed in its registration statement on Form S-1, the Company has had active operations, even prior to its inception date, November 25, 2014. During January, February, and March 2015, the Company's two outside consultants, both skincare professionals, Ms. Cherubini of Mandala Healing Arts and Ms. Jones-Hatch of Azure Beauty, both informally working alongside of the Company's CEO (past year and one-half), increased their respective capacities and function with the Company and its management. Both consultants agreed to provide the Company and its CEO, as the Company reasonably and specifically requests, certain strategic industry guidance, including but not limited to:

(i)   assessing the feasibility of the Company's do-it-yourself tattoo removal system, which system is entirely unique in the marketplace;

(ii)   assisting with business development;

(iii)   reporting as to developments in the industry which may be relevant or of interest and concern to the Company; and

(iv)   development and execution of strategic planning issues.

While the Company undertakes the planning process associated with its operations, Company's management intends to seek a more permanent and lasting arrangement, agreement with industry professionals and others to build upon its business plan, while expanding scope and viability of its 'Remove-By-You' DIY system to produce revenues and value to end-users.

To that point the Company's operations are more than just "nominal." As the Commission points out in the Release, there are no established quantitative thresholds to determine whether a company's operations are in-fact "nominal". Instead, this determination is to be made on a case-by-case basis, with high regards to a subjective analysis aimed at preventing serious problems of allowing scheming promoters and affiliates to evade the definition of a "shell" company (as well as intent of the Rule). In Footnote 32 to the Release, the SEC expounds its rationale for declining to quantitatively define the term "nominal" regarding a shell company:

We have become aware of a practice in which a promoter of a company and/or affiliates of the promoter appear to place assets or operations within an entity with the intent of causing that entity to fall outside of the definition of "blank check company" in Securities Act Rule 419. The promoter will then seek a business combination transaction for the company, with the assets or operations being returned to the promoter or affiliate upon the completion of that business combination transaction. It is likely that similar schemes will be undertaken with the intention of evading the definition of a shell company that we are adopting today. In our view, where promoters (or their affiliates) of a company that would otherwise be a shell company place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that company, those assets or operations would be considered "nominal" for purposes of the definition of shell company.

KRUEGER LLP

Ms. Pamela Long
Mr. Craig Slivka
United States Securities and Exchange Commission
April 9, 2015
Page 3

Particularly in the Company's situation, management and its skincare industry consultants have been expressly working towards implementing the Company's core business strategy, including, but not limited to, meeting with legal and financial advisors, manufacturers, and skincare product distributors, both locally and nationally, in anticipation of its progressing operations. As disclosed in the interim financial statements filed with the Amendment, the Company incurred significant expense for product development utilizing both these industry consultants on an as-needed basis. To date, the Company's operational cost for such services rendered has been more than $20,000. Again the Company respectfully submits that its operations are more than "nominal" and that it does not fall within the class for companies with which the SEC was aiming to prevent as referenced in Footnote 32 to the Release. Please see the registration statement filed concurrently herewith as the Amendment.

Prospectus Summary, page 4

2.   *Please expand your disclosure regarding the symbiotic manner in which your system works with the body's natural healing process. We note that the term "symbiotic" is not used in the body of the prospectus. We further note that the prospectus summary is intended to provide an overview of key information contained in the prospectus. See Item 503(a) of Regulation S-K.*

The Company modified its disclosure with respect to Comment #2. The Company believes the explanation of the term "symbiotic" has been further clarified in the body of the prospectus and business section. Please see the registration statement filed concurrently herewith as the Amendment.

This Offering, page 5

3.   *We note your response to our prior comment five and we reissue our comment. (Prior comment #5 - We note that all subscription funds will be held in a noninterest-bearing account pending the company of this offering, which is subject to management's determination that the offering is complete. Please disclose that it is possible that the offering can be deemed to have been completed at a point at which all of the funds raised would go towards offering expenses rather than your business plan.)*

The Company revised its disclosure with respect to Comment #3. Please see the registration statement filed concurrently herewith as the Amendment.

Risk Factors, page 8

4.   *We note your response to prior comment seven of our letter dated February 12, 2015 and we reissue our comment. We further note your response that the basis for disclosing the success of your formula is anecdotal. Please revise your disclosure where appropriate to provide enhanced disclosure regarding the anecdotal support of your formula's effectiveness. Please reconcile your reference to anecdotal support with your disclosure on page 5 regarding the product testing you conducted in Connecticut and New York. (Prior comment #7 - It is unclear whether your proposed formula aids in tattoo removal or is meant to help in the healing process after the application of the micro-needle tools. Please clarify your disclosure and provide a basis for your statements.)*

The Company revised its disclosure of anecdotal evidence of its formula's effectiveness with respect to Comment #4. Please see the registration statement filed concurrently herewith as the Amendment.

KRUEGER LLP

Ms. Pamela Long
Mr. Craig Slivka
United States Securities and Exchange Commission
April 9, 2015
Page 4

> 5.   *We note your response to prior comment 10 of our letter dated February 12, 2015. You state that the registrant "owns certain property that it believes to be intellectual in nature that is comprised of suggested usage (or procedures) of micro-needle devices." Please explain how the procedures for needle use can be proprietary to you given that your "system utilizes other companies' micro-needle devices." (Prior comment #10 - We note that you may claim proprietary rights in various unpatented technologies, know-how and trade secrets relating to your products and manufacturing process(es). In an appropriate place in the prospectus please disclose what rights, know-how, and manufacturing processes you are referring to. If you do not yet have such things, please disclose that here.)*

Company's management believes its formula simultaneously aids both tattoo removal and the skin's healing process when used in connection with a Company-derived regimen of rolling patterns and techniques using standard home-care micro-needle devices. Again, the Company respectfully submits its belief is anecdotal as no clinical or non-scientific trials have been performed on the Company's all-natural product based formula and suggested usage (or procedures). The Company modified its disclosure with respect to Comment #5. Please see the registration statement filed concurrently herewith as the Amendment.

> *We will be subject to competition from numerous companies, including a number of multi-national companies that have significantly greater financial and other resources...page 10*

> 6.   *We note your response to prior comment nine of our letter dated February 12, 2015 and we reissue our comment. Please explain to us (i) the basis upon which you disclose that the multi-national companies will not develop or be associated with tattoo removal products and (ii) how, in light of that statement, these multinational companies could be considered competitors of your company. (Prior Comment #9 - We note the disclosure that you will be competing with hundreds of large and small skincare product companies, including such companies as L'Oreal S.A., Proctor & Gamble Company, Estee Lauder Companies Inc. and numerous other multi-national companies. Please explain why you will be in competition with these companies. For instance, do these companies make similar products for this industry?)*

The Company revised its disclosure with respect to Comment #6. Please see the registration statement filed concurrently herewith as the Amendment.

> 7.   *Please revise your prospectus to substantiate the statement that your product provides regenerative properties.*

The Company revised its statement regarding regenerative properties in response to Comment #7. No scientific or non-scientific tests or studies have been conducted on its all-natural product formula or suggested use (procedures) in determining regenerative properties. The Company has no intentions to explore such claims. Please see the registration statement filed concurrently herewith as the Amendment.

> *We may be subject to product liability claims...page 12*

> 8.   *We note your response to prior comment 11 of our letter dated February 12, 2015 and we reissue our comment. (Prior Comment #11 - Please discuss in an appropriate place in the prospectus the industry accepted product testing your proposed product will be subject to and reconcile this with your statement that your business is not subject to material regulation. We may have additional comments.)*

The Company revised its disclosure with respect to Comment #8. The Company recommends the use of standard home-care micro-needle devices sold directly to the consumer through retail outlets. Product testing for home-care micro-needle devices is conducted solely by each micro-needle manufacturer and any material regulation of micro-needle devices is addressed, accordingly, by each manufacturer. Micro-needle devices, particularly in-home use of micro-needle devices, are not currently regulated by any governmental agency. Please see the registration statement filed concurrently herewith as the Amendment.

KRUEGER LLP

Ms. Pamela Long
Mr. Craig Slivka
United States Securities and Exchange Commission
April 9, 2015
Page 5

The proceeds of this Offering are less than the estimated...page 15

9.   We note your response to prior comment 12 of our letter dated February 12, 2015 and we reissue our comment (Prior Comment #12 - We note your disclosure regarding the aggregate proceeds of the offering is not consistent with this risk factor. Please revise to reconcile this discrepancy.)

The Company modified its disclosure to be consistent with risk factor and Comment #9. Please see the registration statement filed concurrently herewith as the Amendment.

Use of Proceeds...page 20

10.   We note your response to prior comment 14 of our letter dated February 12, 2015 that your counsel has "informally" agreed to defer fees and we reissue our comment. We further note the statement in your response letter that the attorney engagement letter is an exhibit to your registration statement. Such letter has not been filed as an exhibit. Please file it as an exhibit with your next amendment. (Prior Comment #14 - Please disclose whether your legal counsel is contractually obligated to defer any fees. If so, please file such agreement as an exhibit and disclose the material terms of that agreement. If you are party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract as an exhibit. For guidance you may wish to refer to Question 146.04 in the Regulation S-K of our Compliance and Disclosure Interpretations available on the Commission's website-.

The Company and legal counsel erroneously stated the Company's attorney engagement letter was filed as an exhibit to the registration statement. The Company does not plan to file such engagement letter as an exhibit and is not required to do so. In response to prior Comment #14 the general terms of the engagement letter are disclosed within the registration statement and, as a courtesy, the Company's legal counsel has agreed to defer a portion of its fees until the Offering is completed. Please see the registration statement filed concurrently herewith as the Amendment.

Management's Discussion and Analysis or Plan of Operation...page 25

Business...page 30

11.   We note your response to prior comment 20 of our letter dated February 12, 2015 and we reissue our comment. (Prior Comment #20 - We note your disclosure that you are currently developing a line of products and services. Because you have no cash, assets, or plans to obtain financing necessary to pursue your business plan, please revise your prospectus to remove the suggestion that you are currently developing any products or services.)

The Company revised its disclosure with respect to Comment #11. The Company, through the relationships of its CEO, and the efforts of two skincare industry consultants, continues to improve upon its business operations, as well as the development of its (initial) all-natural product based formula and the refinement of other product ideas. Despite the lack of additional financial resources, business and product development continues to be accomplished through the deferral of payment for services, as well as through the payment of certain expenses by Mr. Markward and other third parties. Please see the registration statement filed concurrently herewith as the Amendment.

KRUEGER LLP

Ms. Pamela Long
Mr. Craig Slivka
United States Securities and Exchange Commission
April 9, 2015
Page 6

Business...page 31

12.   *We note your response to comment 21 of our letter dated February 12, 2015 and we reissue our comment. Please provide us supplementally with the relevant portion of each survey that you cite in your prospectus. To expedite our review, please clarify mark each source to highlight the applicable portion of the section containing the information, and cross-reference it to the appropriate location in your prospectus. (Prior Comment #21 - We note your disclosure that it is believed that up to half of the 40 million people in the United States with tattoos will end up regretting their tattoos. Please revise your disclosure to substantiate such statement.)*

The Company revised its disclosure with respect to Comment #12. Provided herewith are the relevant portions of each survey the Company cites within its prospectus. Please see the registration statement filed concurrently herewith as the Amendment.

13.   *We note your response to prior comment 22 of our letter dated February 12, 2015 and we reissue our comment. (Prior Comment #22 - Please revise your disclosure to include a discussion of the different products in development within your skincare line).*

The Company revised its disclosure regarding product development within its skincare line and with respect to Comment #13. Please see the registration statement filed concurrently herewith as the Amendment.

14.   *We note your disclosure that you hired an independent cosmetics formulator and a practicing acupuncturist. We refer you to prior comment 20 of our letter dated February 12, 2015 which directed you to remove the suggestion from your prospectus that you are currently developing products or commencing operations in light of the fact that you have no cash, assets, or plans to obtain the financing necessary to pursue your business plan.*

The Company revised its disclosure within the business section and with respect to Comment #14. The Company respectfully submits that even despite its lack of cash, assets or definitive plans to obtain additional financing, it continues to pursue its operational plans which include the development of new product and ideas besides its current product consisting of an all-natural product based formula to be used in connection with a regimen of procedures utilizing home-care micro-needle devices. Please see the registration statement filed concurrently herewith as the Amendment.

Directors, Executive Officers, Promoters and Control Persons...page 36

Kyle Markward, page 36

15.   *We note your response to our prior comment 24. Please tell us whether Mr. Markward has held any positions at ASML other than Production Planner and disclose the nature of ASML's business. Please disclose what "limited experience" he has in the skincare industry. If he has no experience in this industry, please disclose this in the second risk factor.*

The Company revised its disclosure with respect to Comment #15. Mr. Markward's increasing role as an ASML product planner, along with his college externship are described in further detail. Please see the registration statement filed concurrently herewith as the Amendment.

Certain Relationships and Related Transactions...page 39

16.   *Please revise your disclosure throughout your prospectus to clarify the number of formulas you claim to have developed and disclose with specificity how they were developed.*

The Company expanded its disclosure on product formulas developed and the specificity in how its initial product formula was developed with respect to Comment #16. Please see the registration statement filed concurrently herewith as the Amendment.

– The remainder of this page left blank –

KRUEGER LLP

Ms. Pamela Long
Mr. Craig Slivka
United States Securities and Exchange Commission
April 9, 2015
Page 7

In connection with this letter, the Company hereby acknowledges the following in a separate certification signed by the Company's President, Mr. Kyle Markward, which is attached to this letter:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us directly with any questions or comments. Thank you in advance for your assistance.

Very Truly Yours,

/s/ Blair Krueger, Esq.

Blair Krueger, Esq.

cc: Remove-by-You, Inc.

Enclosure



Attachment to
Krueger LLP
Letter Dated April 9, 2015

CERTIFICATION SIGNED

In connection with this letter, the Company hereby acknowledges the following:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Kyle Markward
Kyle Markward, President, Chief Executive Officer and
Chief Financial Officer
Remove-By-You, Inc.

The Do-It-Yourself Removal System
For Your Tattoo Needs